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                                                                     EXHIBIT 4.3

                     Amendment to the 1992 Stock Option Plan

Subject to approval by the Company's stockholders at the next scheduled annual stockholder meeting, effective as of April 19, 2001, subsection 4(a) of the 1992 Stock Option Plan is amended by deleting the phrase "nine million eight hundred thousand (9,800,000)" and inserting in lieu thereof the phrase "thirteen million (13,000,000)" provided, however, that if not approved by stockholders within twelve months following April 19, 2001, this amendment shall have no force or effect.